Mesoblast Limited

Level 38, 55 Collins Street

Melbourne, VIC 3000

Australia

September 8, 2022

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Mesoblast Limited

Registration Statement on Form F-3

Filed: August 31, 2022

Securities Act File No. 333-267175

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Mesoblast Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-267175), filed on August 31, 2022, so that it will become effective at 5:00 p.m. (Eastern time) on September 12, 2022, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Andrew Reilly, the Registrant’s outside counsel, at andrew.reilly@rimonlaw.com.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Mesoblast Limited

By:	/s/ Peter Howard
Peter Howard General Counsel